EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

Earnings Per Share of Common Stock and Common Stock Equivalents

	Year Ended December 31,
In thousands, except share and per share amounts	2013	2012	2011
Net income	$63,466	$63,762	$25,597
Basic weighted average shares	14,133,925	14,052,311	14,980,429
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	211,628	275,509	202,856

Diluted weighted average shares	14,345,553	14,327,820	15,183,285
Net income per common share:
Basic	$4.49	$4.54	$1.71

Diluted	$4.42	$4.45	$1.69